Exhibit 10.1

Collaboration Agreement

between

Intensity Therapeutics
1 Enterprise Drive, Suite 430, Shelton CT 06484; USA ("Intensity").
(hereinafter “Partner”)

and

The Swiss Group for Clinical Cancer Research SAKK
Effingerstrasse 33, CH-Bern, 3008, Switzerland
(hereinafter “SAKK”)

Partner and the SAKK hereinafter also referred to as “Party” or jointly “the Parties”

regarding

The trial SAKK 66/22 “Intratumoral INT230-6 followed by neoadjuvant Pembrolizumab and chemotherapy in patients with early triple-negative breast cancer (TNBC). An open-label randomized two-cohort phase 2 clinical trial. INVINCIBLE-4-SAKK”

WHEREAS

SAKK is a non-profit organization active in clinical cancer research. With trials developed by its own means, SAKK researches therapies and their optimization for frequently occurring cancer types. SAKK is interested in the development of new drugs and therefore also conducts Phase I and Phase II trials.

Intensity Therapeutics i is a late clinical-stage biotechnology company whose mission is to help patients live longer, higher quality lives by discovering, developing, and commercializing first-in-class cancer drugs that attenuate tumors with minimal side effects, while training the patient’s own immune system to fight the cancer throughout the body.

SAKK conducts the trial SAKK 66/22 “Intratumoral INT230-6 followed by neoadjuvant Pembrolizumab and chemotherapy in patients with early triple-negative breast cancer (TNBC). An open-label randomized two-cohort phase 2 clinical trial. INVINCIBLE-4-SAKK”, (hereinafter the “Trial”) as described in the trial protocol and its amendments, if any, (hereinafter the “Protocol”).

Partner wishes to support the Trial specified in the Protocol both financially and by providing INT230-6 (hereinafter the “Trial Drug”) to be used in the Trial and delivered to the participating hospitals (hereinafter “Sites”) free of charge.

The coordinating investigator (CI) is Markus Jörger and Supporting CIs are Ursina Zürrer and Andreas Müller, (each an “Investigator” and together the “Investigators”);

SAKK and the Investigators shall work together to conduct the Trial at Sites in Switzerland and maybe at a later stage also in France. Leading hospital in Switzerland is Kantonsspital St. Gallen (hereinafter “KSSG”).

NOW THEREFORE, the Parties hereto enter into this agreement (hereinafter “Agreement”) to specify their mutual rights and obligations with respect to the Trial.

IT IS HEREBY AGREED THAT:

1.    CONDUCT OF THE TRIAL

1.1.    SAKK shall undertake the Trial as the respective “Legal Sponsor” (hereinafter the “Sponsor”) of the Trial as set down in the Protocol, which is independently developed by the Investigators, attached to this Agreement and incorporated by reference (Appendix 1: Protocol).

1.2.    SAKK is solely responsible for the compliance with clinical and/or regulatory procedures associated with the conduct of the Trial.

1.3.    SAKK will ensure that all investigators and personnel who participate in the conduct of the Trial are informed of, trained and abide by all applicable terms of this Agreement.

1.4.    The Trial shall be conducted by SAKK:

1.4.1.    in accordance with the Protocol and any amendments to the Protocol;

1.4.2.    at the Sites participating in the Trial selected by SAKK;

1.4.3.    with patients selected in accordance with, and who meet the criteria specified in the Protocol;

1.4.4.    only after all necessary legal, regulatory or other approvals have been granted including, without limitation, those of any Institutional Review Board / Independent Ethics Committee at the Site and strictly in accordance with the terms of any such approval;

1.4.5.    in accordance with the Declaration of Helsinki and with the principles of good clinical practice as laid down by the ICH topic E6: ‘Good Clinical Practice: Consolidated Guideline’, the Swiss Human Research Act of 30 September 2011 (HRA) in connection with the Swiss Ordinance about Clinical Trials in Human Research of 20 September 2013 (ClinO) and all applicable local regulations for Switzerland and other participating countries in EU (if any);

1.4.6.    SAKK shall be entitled to make changes to the Protocol and shall notify Partner in writing before implementation of any such change, provided, however, that no

Material Change (as hereinafter defined) to the Protocol shall be made unless approved by Partner in writing in advance. For purposes of this Section ”Material Change” shall mean any change to the Protocol which (a) affects the administration of the Trial Drug (e.g., dosage, duration of therapy, application, etc.) or (b) could have an impact on the labeling of the Trial Drug or (c) would change the time schedule of the Trial.

2.    RESPONSIBILITIES

2.1.    SAKK shall:

2.1.1.    be solely responsible for the Trial in accordance with Article 1 of this Agreement;

2.1.2.    use its own set of SOPs for trial preparation and conduct;

2.1.3.    set-up and maintain a Trial Master File (TMF) containing documents and written communications essential to the management of the Trial. All documents to be filed in the TMF according to ICH GCP requirements must be clearly identifiable. The TMF must be kept in a secure location for the duration of the Trial and be archived after completion or premature termination of the Trial for a minimum of 25 years; a final electronic copy of the TMF shall be provided to the Partner.

2.1.4.    be responsible for the data management of the Trial, including the collection and analysis of the trial data, its inclusion in the SAKK database, and its retention as required by ICH GCP;

2.1.5.    assist Partner in investigating any adverse reactions and provide any follow-up information reasonably requested by Partner, to the extent that it is necessary for Partner to investigate;

2.1.6.    provide Partner with pseudonymized safety reports of serious adverse events (see as well Appendix 4);

2.1.7.    provide Partner with reports as outlined in section 7.5 and Appendix 4

2.1.8.    provide Partner with Annual Safety Reports (ASR) or Developmental Data Update Reports (DSURs) in early January (2nd calendar week) of each year, if applicable;

2.1.9.    agree that reporting any adverse reaction to Partner does not relieve SAKK of the responsibility of reporting it to Ethics Committee and authorities, as required;

2.1.10.    be responsible for and comply with safety reporting obligations in line with the Protocol and all applicable laws, regulations and guidelines. Any Serious Adverse Events (SAE) must be reported to Partner immediately in a coded manner (pseudonymized) and no later than within 24 hours (working days) by e-mail to lbender@intensitytherapeutics.com, dfrano@intensitytherapeutics.com and kguedes@intensitytherapeutics.com If unable to scan and email report it should be faxed to (001)475-286-1893;

2.1.11.    provide Partner with a draft copy of the written report of the primary analysis (hereinafter “Primary Clinical Study Report”) for review within 14 days (see 2.2.9 below) and the final version within 6 months after the last surgery that includes pathological complete response and all safety data up to the time of surgery for all patients once available with an ICH E3 Format. Partner agrees to adhere to the publication rules as outlined in section 9 and in section 6 (intellectual property rights);

2.1.12.    provide Partner with a draft copy of the written report in ICH E3 format of the trial results (hereinafter “Final Clinical Study Report”) for review within 14 days (see 2.2.9 below) and the final version of the Final Clinical Study Report within twelve (12) months after last patient, last visit (hereinafter “LPLV” or termination of this Agreement, whichever occurs first. If the Trial is terminated early, the Clinical Study Report should include, at a minimum, the results of the Trial up to the date of termination;

2.1.13.    require clinical investigators and participating Sites to handle any information provided by Partner in accordance with terms equivalent to the confidentiality provisions of Article 7 of this Agreement.

2.2.    Partner shall, upon signing this Agreement:

2.2.1.    provide full assistance and information to SAKK in order for SAKK to undertake the Trial and discharge its obligations and responsibilities set out in Article 1 and 2 hereto;

2.2.2.    have no other obligations or responsibilities with respect to the conduct of the Trial than those stated in this Agreement;

2.2.3.    review potential publications as set out in Article 7;

2.2.4.    provide SAKK access to the accurate investigational drug brochures which describes the known properties of the Trial Drug;

2.2.5.    provide SAKK access Product Quality Dossier (PQD) or Investigator Medicinal Product Dossier (IMPD);

2.2.6.    provide SAKK all documents of Trial Drug required for the submission to the regulatory authority;

2.2.7.    provide SAKK stability data of the Trial Drug;

2.2.8.    provide SAKK with all new information it has knowledge of that may modify or supplement known data regarding the Trial Drug, in particular all new adverse reactions and data relating to the Product’s tolerance that is likely to reveal a danger to patients;

2.2.9.    provide SAKK their review of the Primary Clinical Report and Final Clinical Study Report within 14 days of its receipt.

3.    SUPPLY OF DRUGS AND INFORMATION RELATING TO DRUGS

3.1.    Partner shall provide SAKK the Trial Drug free of charge, in sufficient amount and with sufficient shelf life to be used in the Trial. In case of delays or unavailability of sufficient Trial Drug, SAKK has a right for financial compensation for additional costs related to delays in the conduct of the Trial.

3.2.    In case of early termination of the Trial, Partner shall provide Trial Drug free of charge for continuing treatment of patients already enrolled in the Trial until surgery according to the Protocol.

3.3    Details of supply, including the mode of supply, quantity, and timelines of delivery and destination of shipment of the Trial Drug shall be supplied to Partner by SAKK with sufficient advance notice.

3.4    Trial Drug shall be produced, provided free of charge directly to the Sites (including shipment, customs, import declaration etc.) and be packaged and labeled free of charge by Partner in compliance with GMP-, GDP-, GCP-guidelines, applicable local laws and regulations. Partner will ensure safe and appropriate transportation to the Sites according to all precautions and specifications.

3.5.    Upon signing this Agreement and throughout the conduct of the Trial, Partner shall provide SAKK with all new toxicological analyses (e.g. via the Investigator Brochure) carried out on Trial Drug and more generally, shall notify SAKK at once of all information that may modify or supplement known data regarding Trial Drug, in particular all new adverse reactions and data relating to the Trial Drug’s tolerance that is likely to reveal a danger to patients.

3.6.    Partner hereby guarantees SAKK that Trial Drug is of satisfactory quality and sufficient shelf-life and that it conforms to the information provided pursuant to Article 3 of this Agreement. Each batch of these Products shall be delivered along with complete information regarding manufacture and expiration dates (e.g., QP release documentation), enabling the subsequent regulatory batch release by SAKK.

3.7    SAKK shall instruct the Sites to store the Trial Drug supplied by Partner in a locked, secured area in accordance with storage requirements provided by Partner.

3.8    SAKK shall forward to Partner without undue delay complaints of Trial Drug with regard to supplied IMP and work together with Partner regarding the investigation/assessment of the product quality complaint (PQC). The final decision of the PQC is the responsibility of SAKK as Sponsor. If SAKK receives product complaints, SAKK shall instruct the sites to keep samples for further investigation and send them to Partner, on request. Partner will cover the costs for such a shipment.

3.9    SAKK represents that Trial Drug supplied by Partner hereunder shall be used solely for the Trial only and in accordance with (a) the Protocol as it may be amended from time to time pursuant to Section 1.4.6, and (b) valid regulatory filings with the responsible regulatory authorities in Switzerland where the Trial is conducted. Any other use of Trial Drug constitutes a material breach of this Agreement.

3.10    SAKK ensures that all partially used or expired supplies, vials and boxes of Trial Drug at the Sites shall be destroyed at the Sites, and the destruction certified. Unused vials may be only destroyed at the end of the Trial upon request of Partner. For the event of return, Partner will cover the shipment costs and any reasonable additional pass-through costs incurred by the SAKK; such costs will be reimbursed by Partner upon receipt of valid invoices.

3.11    Partner shall ensure that its Depot in the EU shall provide SAKK directly via the enrolled Sites with supply of the IMP (INT230-6).

4.    FINANCIAL SUPPORT

4.1.    Partner shall provide financial support to the Trial in the amount of CHF 2’807’309 (excl. VAT; VAT, which is not due as Partner is located in US) as stated in Appendix 2 Budget. The Budget is calculated based on the *** of SAKK [***].

4.1.1.    The expenses associated with the initiating and conducting the trial in France, encompassing [***] sites and [***] patients, are detailed in the budget provided in Appendix 2. The costs amount to a total of [***] and cover expenses related to the collaborative efforts of the *** responsible for conducting the trial, as well as the oversight costs incurred by SAKK.

4.1.2.    The “Translational Research” part of the Protocol is included in the Budget in Appendix 2. The costs concerning the part of translational research amount to [***]. SAKK will take measures in procuring third-party funds to cover the costs of the Translational Research project within the Protocol. However, uncovered costs of the Translational Research project will be covered by Partner.

4.2.    If Partner wishes to get the complete set of data collected in the Trial, Partner has to cover SAKK for its actual effective Trial costs incurred at the SAKK Competence Center (CC), the participating Sites (including in kind contributions) and any further involved party as well as for the costs for providing Partner such electronic copy of and use of the data, with an additional amount of approximately [***] for the sites, The costs at SAKK will be calculated retrospectively on the hourly rate of [***] for non-academic trials which results to approximately [***] as per Budget in Appendix 2 including a Final Data Transfer after data base lock of [***]). Trial data will only be provided by mutual consent and in a pseudonymized form.

4.3.    Partner shall finance the Trial in accordance with the Schedule of Payments (Appendix 3). At the end of the Trial, a reconciliation of the costs will be made. SAKK shall then refund to Partner any unspent financial support at the end of the Trial or on termination of this Agreement.

4.4.    In case of inevitable costs (external and time spent by SAKK) not covered in the Budget (Appendix 2), Partner shall be notified promptly, at the latest at the reconciliation of costs at the end of the Trial.

4.5.    Any additional work or data requested by Partner such as (but not limited to), additional amendments, further reports and/or analyses are not covered by the planned budget in Appendix 2. Upon Partner’s request SAKK shall decide within a reasonable time if this can be provided. Such work can be performed after written confirmation of both Parties and shall be invoiced as unbudgeted activities at an hourly rate of [***]. Such additional work must be requested at least 45 days before it is needed or as appropriate based on the lead time needed for specific additional work.

4.6.    Transferring bank charges shall be at the expense of Partner.

4.7.    Partner shall make payments according to the Schedule of Payments detailed in Appendix 3 with the reference “SAKK 66/22” within 30 (thirty) days upon receipt of an invoice.

5.    LIABILITY AND INDEMNITY

5.1    SAKK recognizes that, in all clinical trials, the Sponsor shall be required to provide the undertaking relating to compensation for claims by participants in the Trial in terms compatible with local law and practice and SAKK assumes all obligations and responsibilities deriving thereof.

It is the clear agreement of the Parties that Partner is not the Sponsor and is not providing SAKK with a clinical trial insurance coverage.

SAKK agrees to provide adequate clinical trial insurance as required by applicable regulatory requirements to provide compensation to participants in the Trial suffering injury or death or loss caused by the administration of the Trial Drug or any clinical intervention or procedure carried out in accordance with the Protocol and all legal requirements.

5.1.    SAKK agrees to indemnify and hold harmless Partner and its affiliates, employees, directors, sub-contractors, and agents from and against any loss, damage, reasonable costs and expense (including legal fees) incurred in connection with any claim, proceeding, or investigation arising out of, or in connection with tasks and duties of SAKK in this Trial.

5.2.    Partner is only responsible for the pharmaceutical quality of Trial Drug. Partner confirms it, or its affiliate, maintains a product liability insurance covering its Trial Drug. Partner shall be liable for claim made against SAKK that arise from the manufacture, packaging, labelling or distribution of Trial Drug unless the claim results from:

5.2.1.    failure to use Trial Drug in accordance with the Protocol and Investigator’s Brochure;

5.2.2.    negligence, willful misconduct, or omission on the part of SAKK or a Site;

5.2.3.    a breach of any applicable law or regulation by SAKK or a Site.

Partner liability is conditioned on SAKK having (1) obtained approval of the Trial from appropriate ethics committee; and (2) obtained written informed consent from the patient participating in the Trial in compliance with applicable laws, regulations and ICH GCP guidelines;.

5.3.    SAKK does not warrant that the Trial shall lead to any particular result, nor is the success of the Trial guaranteed. SAKK accepts no responsibility for any use that Partner may make of the trial data nor for advice or information given in connection with them. Partner shall indemnify SAKK against any damages or negative consequences arising out of or in connection with any use that Partner may make of the trial data or the results of the Trial.

5.4.    Subject to applicable laws, the liability of either Party to the other under or in connection with this Agreement or arising in any other way out of the subject matter of this Agreement shall not extend to the loss of business or profit or to any incidental or consequential losses or damages.

6.    INTELLECTUAL PROPERTY RIGHTS

6.1.    With the exception of personal and confidential medical records which are the property of the patients, all data and results generated under the Trial (hereinafter referred to as “Data”) shall be the property of SAKK, and Partner therefore agrees that subject to clause 6.2 of this Agreement, SAKK shall be the owner of such Data.

However, SAKK agrees to provide Partner with a copy of the Primary Clinical Study Report. Partner shall agree to keep the Data confidential until the Data of the primary analysis are published or presented at medical conferences (see as well section 9)

SAKK agrees to provide Partner with a copy of the Final Clinical Study Report, and Partner shall have non-exclusive, transferable, indefinite, fully paid and royalty free right to use such report for any purpose.

6.2.    Any invention or discovery which results from the conduct of the Trial and which relates to Trial Drug or its use as a treatment or any other Partner product (“Invention”) shall be the exclusive property of Partner. SAKK, the Sites and each Investigator hereby irrevocably assign to Partner (or its nominee) all right, title and interest in all such Inventions, including all intellectual property rights therein, and further agree to assist Partner at Partners cost and to do all such acts and things as Partner may advise are necessary or desirable in connection with any such assignment. Nothing herein, however, shall prevent SAKK, the Sites or the Investigators from using any information generated hereunder for ordinary research and educational purposes.

7.    CONFIDENTIALITY AND DATA ACCESS

7.1.    The terms and conditions of this Agreement shall be confidential, however the collaboration with SAKK in this Trial shall be mentioned in publications and presentations of Partner. Neither Party shall, without the prior written permission of the disclosing Party, disclose the same to any third party except to the extent this may be required by applicable law or as necessary for the conduct of the Trial. Affiliates of both Parties shall not be considered third Parties for purposes of this Agreement.

“Affiliates” shall mean:

a)    an organization, which directly or indirectly controls a Party to this Agreement;

b)    an organization, which is directly or indirectly controlled by a Party to this Agreement;

c)    an organization, which is controlled, directly or indirectly, by the ultimate parent company of a Party;

d)    For SAKK the term “Affiliates” shall include the members of the Scientific Committee and the International advisors of SAKK as well as the members of the SAKK development therapeutics as well as the breast cancer project groups and section pathology.

Control as per a) to c) above is defined as owning more than fifty percent of the voting stock of a company or having otherwise the power to govern the financial and the operating policies or to appoint the management of an organization.

7.2.    The obligations of confidentiality set out in Article 7.1 shall not apply to Confidential Information which is (i) published or generally available to the public through no fault of the receiving Party, (ii) in the possession of the receiving Party prior to the date of this Agreement and is not subject to the duty of confidentiality; (iii) independently developed by the receiving Party and is not subject to a duty of confidentiality, (iv) obtained by the receiving Party from a third party and not subject to a duty of confidentiality.

7.3.    Neither Party shall, without the prior written permission of the other Parties, disclose any information about the Trial to the public except to the extent this may be required by applicable law or as necessary for the conduct of the Trial.

7.4.    Without prejudice to the right to receive pseudonymized serious adverse event data provided in Article 2.1.6 above, the Parties hereto agree that if pseudonymized safety data is required prior to the publication of the Data, for instance to provide information requested by a regulatory body or to assess/question safety, consent to such requested disclosure shall not be unreasonably withheld if such request is in line with applicable law and regulations. All serious adverse event data or additional safety data may only be used for safety purposes.

7.5.    Reports of Trial information will be exchanged between Partner and SAKK as outlined in Appendix 4:

7.5.1.    The Data will be transferred to Partner without any data analysis by the SAKK statistics team in pseudonymized or aggregated form. The Data is experimental in nature and is provided as a service to the Partner without warranty of completeness, accuracy, merchantability or fitness for a particular purpose or any other warranty, expressed or implied. The Data is made available for evaluative use only. SAKK does not make any representation or give any warranty that the use of the Data will not infringe any patent or other third-party rights.

7.5.2.    Partner is aware that the Data will be cleaned by SAKK according to SAKK data cleaning standard procedures (as per SOP and Data Management plan) for primary and final analysis.

7.5.3.    The Data for the requested reports (as outlined in Appendix 4) will be additionally cleaned by the responsible SAKK staff before reports are sent out, depending on what the Data is used for (if applicable). SAKK is responsible for performing data cleaning, monitoring, and review in accordance with their SOPs and processes. Nonetheless, Data at the time point of sharing may be inconsistent and may not yet be fully monitored or medically reviewed. Data may therefore change during Trial conduct and be updated.

7.5.4.    Partner is aware that the shared data may be used only for Partner’s internal discussions, including Partner’s Board. Any publication of data (i.e. any public disclosures to third parties) has to be done according to SAKK Publication Guidelines.

7.5.5.    Partner must always remark in any document, who performed the interpretation of data.

7.5.6.    SAKK will not answer questions regarding these shared data (especially efficacy data) as the Trial is ongoing and SAKK does not want to interfere or create any bias due to the continuous assessment/evaluation of e.g. such efficacy data. SAKK will perform the data analysis as per defined time points in the Protocol according to SAKK SOPs.

7.5.7.    Partner and SAKK agree that data integrity should be maintained throughout the Trial until final database transfer.

7.6.    At the end of the Trial, SAKK will upon request and payment according to Art.4.3 provide Partner with the Data collected in the Trial in pseudonymized form (such as SAS or CSV-files). However, Partner agrees to keep Data confidential until the data of the primary analysis are published as outlined in section 9 of this agreement. SAKK hereby grants Partner an unrestricted, perpetual, worldwide, royalty-free license to make use of and confidentially disclose the received Data for research purposes, subject to applicable law and Patient Informed Consent. Under the foregoing license Partner will be entitled to transfer or sublicense the raw data to third parties only with SAKKs prior written consent. Such consent shall not be unreasonably withheld. SAKK is responsible for informing the patients as part of the informed consent, that patients pseudonymized data may be purchased by the Partner and received according to the applicable law. Partner is only allowed to use the Data for research purposes and according to the patient informed consent. Partner is not allowed to use the Data for any other purposes and is solely responsible for the received pseudonymized Data. Partner may submit the anonymized Data to regulatory authorities as necessary and medical journals or at medical conferences.

8.    DATA PROTECTION

8.1.    Each Party must process personal data in compliance with applicable data protection laws, especially the Swiss Federal Act on Data Protection (Data Protection Act, FADP), regulations (and where applicable, ethical guidelines) and research governance. Each Party represents and warrants that it will store, use, return or dispose of the personal data or otherwise process the personal data in accordance with the highest standards of skill and care. The Parties are aware that the data subject retains her/his right to decide on the use of its data. The Parties act as independent controllers.

8.2.    The Parties shall process personal data in a manner that ensures appropriate confidentiality, integrity, availability and resilience of the systems with regard to processing of the personal data. Partner must in particular ensure appropriate protection against unauthorized or unlawful data access or processing in any form (e.g., reading, copying, altering) and against accidental loss, destruction or damage, using appropriate technical or organizational measures. The effectiveness of such measures shall be regularly assessed, and corrective measures shall be immediately implemented in case of suspected data security breach. Partner shall have in place procedures so that any person it authorizes to have access to the personal data will respect and maintain the confidentiality and security of the personal data.

8.3.    Partner confirms that for him the all Data provided by SAKK is pseudonymized. Partner is obliged to check the correct pseudonymization of the Data provided by SAKK immediately. If the Data were not fully pseudonymized, Partner would immediately inform SAKK and destroy/delete all received Data without processing it for any other purposes.

8.4.    Partner shall not carry out any procedures with the received Data (linking, comparison, processing) with the intention to identify the data subject, unless requested by a data subject. Partner is responsible for maintaining the pseudonymization of the Data provided by SAKK after the transfer of these Data.

8.5.    Both Parties shall secure the exercise of the data subject’s rights, including access rights, the right to rectification and erasure, and the right to object according to Swiss Federal Act on Data Protection (FADP).

9.    PUBLICATION

9.1.    Publication of the Data shall be made in accordance with the Protocol and the SAKK publication guideline (https://www.sakk.ch/de/fuer-forschende/fuer-forschende). SAKK shall have the right of first publication in a peer-reviewed journal. SAKK or Partner may wish to publish or present scientific papers dealing with the Trial in accordance with accepted scientific practice. SAKK and Partner agree that prior to submission of publications or any other dissemination of Data, SAKK or Partner shall invite the other Party the abstract and final poster or slides to comment on the content of the material to be published or presented according to the following procedure:

9.1.1.    At least thirty (30) days prior to submission for publication of the first manuscript of the Trial (“First Publication”) and of any subsequent manuscript, and at least fourteen (14) days prior to submission of any abstract, SAKK shall provide Partner with details of the proposed written publication. Upon written request from Partner, SAKK agrees not to submit such publication for an additional 60 (sixty) days in order to allow for actions to be taken which might be necessary to preserve rights for patent protection.

9.1.2.    SAKK shall endeavor to respond to any request Partner may make to change the publication, within the respective period mentioned in 9.1.1 above, insofar as such request is compatible with principles of complete information, exactitude, and prudence applicable to any scientific publication.

9.1.3.    SAKK shall remove from the publication any confidential information disclosed by Partner to SAKK.

9.1.4.    SAKK shall acknowledge Partner support with clear indication of the type of support e.g. grant, drug supply, safety reporting, scientific advice, etc. in the publication.

9.2.    After the first publication of the Data by SAKK, Partner shall be free to publish any Trial related Data under the conditions that Partner shall adhere to the principles that information shall be complete, exact and shall not be misleading.

9.3.    SAKK will post the Trial on the clinicaltrials.gov database, which is publicly available. SAKK is responsible for updating posted trial data on a regular basis to ensure complete and up-to-date information.

10.    QUALITY ASSURANCE AUDIT

10.1.    SAKK warrants that it has a Quality Assurance in place through which SAKK will assure that its work is performed in compliance with all applicable laws, rules, regulations, ICH guidelines as well as applicable standard operating procedures (SOP). The Quality Assurance unit may perform audits to ensure the adequacy of SAKK’s and Sites’ performance and implement quality control procedures. Audit findings concerning the Trial Drug and relevant for the Partner may be shared with the Partner and processed in collaboration with the Partner.

10.2.    Partner may at its own expense, upon reasonable notice to SAKK and on mutually agreed dates during normal business hours, audit the facilities and procedures of SAKK directly related to the performance of the work performed under this Agreement during the term of this Agreement. Partner’s right to conduct audits shall be strictly limited to safety and registration purposes. Partner designated staff and quality assurance auditors shall be granted reasonable access to all essential documents. The above auditors shall not be entitled to make copies of the essential documents and/or to take them away, nor shall they be entitled to make copies of the

Data from the Trial database. SAKK Quality Assurance unit shall have sole responsibility for auditing the Site(s). Source data verification can exclusively be granted to SAKK monitors and SAKK auditors, to Ethics Committees and to Regulators.

10.3.    Should any local and/or national government authority conduct or give notice of intent to conduct an inspection or take any other regulatory action with respect to the Trial, SAKK shall promptly give Partner notice thereof and supply all information pertinent thereto.

11.    TERM AND TERMINATION

11.1.    This Agreement shall continue until publication of the Final Clinical Study Report by SAKK, which shall be sent to Partner even in case of premature termination of the Trial.

11.2.    Any Party may terminate this Agreement forthwith by notice in writing to the other if the other Party commits a material breach of this Agreement, which, in the case of a breach capable of remedy, shall not have been remedied within sixty (60) days of the receipt to the Party in default of a written notice identifying the breach and requiring its remedy. Such notice to terminate this Agreement shall not be issued until the matter in question has been raised in writing and discussed during the said 60-day period.

11.3.    The Parties shall be entitled to terminate the Agreement with thirty (30) days’ notice, in whole or in part, in the following circumstances:

11.3.1.    forthwith following know-how generated in the Trial that demonstrates the results generated may be of negligible scientific value;

11.3.2.    forthwith on the grounds that the safety of the patients in the Trial warrants termination of the whole or part of the Trial;

11.3.3.    forthwith on ethical grounds;

11.3.4.    if any relevant authorities or Research Ethics Committee revokes any required approval for the Trial.

11.4.    In case the Parties have different opinions about the safety of the patients and thus are not able to reach a mutual agreement each Party may terminate the Agreement if reasonable medical judgment makes it prudent to terminate the Trial.

11.5.    In case of significant delay in recruitment (delay of >12 months), if after discussion of the Parties no remedy can be found, Partner has the right to terminate the Agreement by notice in writing with payments of the costs for processing the so far recruited patients in accordance with article 11.7.

11.6.    SAKK shall be entitled to terminate the Trial if it cannot ensure the financing of the Trial to its end, without possibility for Partner to claim any damages or compensation. It is the clear understanding between the Parties that such termination is just allowed in case of unexpected costs which arise after initiation of the Trial and which would make the financing of the Trial reasonably impossible.

11.7.    In the event of premature termination of this Agreement, either partially or totally, on grounds provided for in Articles 11.2 - 11.5 of this Agreement, payments made to SAKK in accordance with Article 4 of this Agreement shall remain property of SAKK.

11.8.    In the event premature termination of the Agreement Partner shall pay all costs incurred and falling due for payment up to the date of termination and all reasonable and necessary expenditure falling due for payment after the date of termination which arises from commitments reasonably and necessarily incurred by SAKK the performance of the Trial prior to the date of termination.

11.9.    In any event, the Parties shall ensure that the patients taking part in the Trial shall be provided with sufficient medication until the end of the treatment, which shall not be terminated except if desired by the patient respectively for ethical or safety reasons.

11.10.    Articles 4 - 9, 11, 15 and 16 of this Agreement shall remain in force after termination of this Agreement.

12.    FORCE MAJEURE

If performance of this Agreement by one of the Parties to this Agreement is prevented, hindered or delayed by reason of any cause beyond this Party’s control, the other Party shall release the affected Party from its relevant contractual obligations for the duration of the event of Force Majeure and to the extent the obligations hereunder are affected by such event. The affected Party shall notify the other Party without delay, and within fifteen (15) days thereafter, provide a detailed description of the events, explaining the reason for its inability to perform or its delay in performance and specifying the period for which it is estimated that such inability or delay shall continue.

13.    ENTIRE AGREEMENT

This Agreement constitutes the full understanding of the Parties and a complete and exclusive statement of the terms of their Agreement. No terms, conditions, understanding or Agreement purporting to modify or vary the terms of this Agreement shall be binding unless hereafter made in writing and signed by both Parties. The Parties agree that in order to fulfill the written form requirement of this Agreement, as alternative to handwritten signatures on a hardcopy (made in two original copies), also electronic signatures (“eSignature[s]) of duly authorized representatives of the Parties may be used (such as DocuSign).

14.    AMENDMENT

This Agreement cannot be amended or modified except by the express written consent of both Parties.

15.    GENERAL PROVISION

15.1.    Partner and SAKK have no obligation to renew this Agreement. Partner is not under any obligation to enter into another type of Agreement with SAKK or any member of SAKK at this time or in the future.

15.2.    Both Partner and SAKK warrant and represent to the other that both have the full right and authority to enter into this Agreement and are unaware of any impediment that would inhibit their ability to perform their obligations hereunder.

15.3.    Neither Party shall use the name, crest or logo of the other in any press release or product advertising or for any other commercial purpose without the prior written consent of the other.

15.4.    Nothing in this Agreement shall create, imply or evidence any partnership between the Parties or the relationship between them of principal and agent.

15.5.    SAKK can work with other partners in addition to Partner as far as these collaborations do not result in a change of the agreed Trial design, substantial changes of the Protocol or additional sub-studies, and SAKK agrees to inform Partner about the other collaboration partners involved. The secrecy and intellectual property and patent provisions shall not be affected by the collaboration of SAKK with additional parties. Partner can work with other parties in addition to SAKK as far even if these collaborations are similar to the agreed Trial design in other countries if it does not concern the Trial. The secrecy and intellectual property and patent provisions of this Agreement shall not be affected by the collaboration of Partner with additional parties.

15.6.    SAKK and Partner agree to comply with all applicable privacy laws and regulations. SAKK agrees that personal data related to the Investigators may be used by Partner to administer this Agreement and the Trial. Such information may include certain personal data relating to persons who participate or perform work connected to the Trial, such as name, specialization, and contact information. Partner may transfer such personal data to other companies within Partner’s group, to Partner’s research or business partners, or to relevant governmental authorities. Such recipients may be located outside the country in which the Trial is being performed.

15.7.    Legal notices under this Agreement should be addressed to:

For SAKK:
Schweizerische Arbeitsgemeinschaft für Klinische Krebsforschung (SAKK)
SAKK 66/22
Effingerstrasse 33
CH-3008 Bern
Switzerland

For Partner:
Intensity Therapeutics, Inc.
1 Enterprise Driver, Suite 430

Shelton, CT USA 06484
Attention: CEO
lbender@intensitytherapeutics.com

16.    APPLICABLE LAW AND JURISDICTION

16.1.    This Agreement will be governed by and construed for all purposes in accordance with the substantive laws of Switzerland without giving effect to its choice of law principles.

16.2.    The Parties shall attempt to settle all disputes arising out of or in connection with the present Agreement in an amicable way with discussion, by online mediation or arbitration prior to litigation. In the event that such attempts should fail, the exclusive jurisdiction for the Parties lies in the Courts of Bern.

IN WITNESS WHEREOF, the Parties by their duly authorized representatives have caused this Agreement to be executed as of the date first above written.

Appendices:
Appendix 1: Protocol (Version 1.0, with 15.03.2024)
Appendix 2: Budget
Appendix 3: Schedule of payment
Appendix 4: List of reports from SAKK CC

SAKK
NAME: Dr. Hans Rudolf Keller
TITLE: CEO
DATE: 5/6/2024 SIGNATURE: /s/ Hans Rudolf Keller

NAME: Prof. Dr. Miklos Pless
TITLE: President
DATE: 5/6/2024 SIGNATURE: /s/ Miklos Pless

For and on behalf of Partner
NAME: Lewis H. Bender
TITLE: CEO
DATE: 5/6/2024 SIGNATURE: /s/ Lewis H. Bender